Exhibit 99.1

NICE Actimize Named Category Winner as “Best Solution for Managing Financial
Crime” by 2022 Europe RegTech Insight Awards

NICE Actimize’s entity-centric approach improves the accuracy of financial crime detection through a stronger understanding of customers and their data

Hoboken, NJ, June 1, 2022 – NICE Actimize (Nasdaq: NICE) was named the category winner for “Best Solution for Managing Financial Crime” in A-Team Group's 2022 Europe RegTech Insight Awards marking its fifth consecutive yearly win across this awards competition. Following its shortlisting by a panel of judges, NICE Actimize and its portfolio of financial crime solutions, which includes anti-money laundering, holistic conduct surveillance, and other advanced risk and compliance solutions, were the recipient of the most online votes in the category derived from reader/online nominations from within the RegTech Insight community and verified by A-Team Group editors and its RegTech advisory board.

Recently, NICE Actimize introduced its advanced, X-Sight Entity Risk SaaS financial crime solution, an innovative solution that produces a single risk score that enables a financial institution to gain a greater understanding of their clients across the organization. Powered by artificial intelligence, machine learning, entity resolution, and network analytics, X-Sight Entity Risk enhances the efficacy of advanced anti-money laundering, enterprise fraud prevention, and other financial services applications.

Craig Costigan, CEO, NICE Actimize, stated, “As we innovate with expanded cloud delivery, and further automation throughout the complete lifecycle management of data, the industry demonstrates its confidence in our complete end-to-end financial crime and compliance capabilities from capture and archive functionality to our true holistic, cloud-native markets surveillance portfolio and anti-money laundering solutions.”

“Congratulations to NICE Actimize for winning this year’s RegTech Insight Award Europe for Best Solution for Managing Financial Crime. This year’s RegTech Insight Europe awards have been extremely popular and competitive, highlighting established solution providers and innovative newcomers that help capital markets participants respond effectively and efficiently to evolving and ever more complex regulatory requirements across the global financial services industry. Once again, we congratulate NICE Actimize on another prestigious RegTech Insight Award win," said Angela Wilbraham, CEO of A-Team Group.

With this year's competition, the 2022 RegTech Insight Awards acknowledged leading technologies and vendors in an expanded range of regulatory technology categories. The RegTech Awards evaluation criteria for shortlisting considered the depth of involvement in capital markets, relevance of a solution or service to a selected award category, and the potential interest of a solution or service to the publications' RegTech community.

NICE Actimize’s X-Sight Entity Risk solution delivers data intelligence from a variety of data sources to ensure an entity profile is always accurate and analyzes entity networks and behaviors to provide a single entity trust score which informs detection and prevention systems to power their analytic precision. In addition, the continuous learnings from prevention, detection, and investigation outcomes further enrich the profile and score, thus ringing in the era of connected intelligence — a game-changer in the fight against fraud and financial crime.

To access our financial crime white paper “Improving Outcomes with Entity-centric AML,” please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com
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Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.